Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Grupo Televisa, S. A. B.:

We consent to the incorporation by reference in the registration statement on Form S-8 (No. 333-126827) and Form F-3 (No. 333-231344) of Grupo Televisa, S.A.B. of our reports dated April 30, 2020, with respect to the consolidated statements of financial position of Grupo Televisa, S.A.B. as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2019, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2019, which reports appear in the December 31, 2019 annual report on Form 20-F of Grupo Televisa, S.A.B.

/s/KPMG Cardenas Dosal, S. C.
KPMG Cardenas Dosal, S. C.
Mexico City, Mexico
April 30, 2020